File No. 70-
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM U-1
                   APPLICATION OR DECLARATION
                            UNDER THE
              PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Corporation                Entergy Operations, Inc.
639 Loyola Avenue                  1340 Echelon Parkway
New Orleans, LA 70113              Jackson, Mississippi 39213

Entergy Gulf States, Inc.          Entergy Services, Inc.
350 Pine Street                    639 Loyola Avenue
Beaumont, TX 77701                 New Orleans, LA 70113

Entergy Enterprises, Inc.
639 Loyola Avenue
New Orleans, Louisiana  70113


           (Names of companies filing this statement and addresses of principal executive offices)

                       Entergy Corporation
           (Name of top registered holding company parent)

                        Steven C. McNeal
                  Vice President and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
              (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Ann G. Roy, Esq.                   William T. Baker, Jr., Esq.
Entergy Services, Inc.             Thelen Reid & Priest LLP
639 Loyola Avenue                  40 West 57th Street
New Orleans, Louisiana 70113       New York, New York 10019

Item 1.   Description of Proposed Transaction.

(A)  Introduction

     Entergy   Gulf  States,  Inc.,  a  Texas  corporation   (the

"Company"), is a public utility subsidiary of Entergy Corporation

("Entergy Corp."), a registered holding company under the  Public

Utility  Holding  Company Act of 1935, as  amended  (the  "Act").

Entergy  Corp.'s  other public-utility subsidiaries  are  Entergy

Arkansas,  Inc.  ("Entergy Arkansas"),  Entergy  Louisiana,  Inc.

("Entergy   Louisiana"),  Entergy  Mississippi,  Inc.   ("Entergy

Mississippi")  and  Entergy  New  Orleans,  Inc.  ("Entergy   New

Orleans")  (the  Company,  Entergy Arkansas,  Entergy  Louisiana,

Entergy  Mississippi  and  Entergy New  Orleans  are  hereinafter

collectively  referred  to  as the "Operating  Companies").   The

Company has five subsidiary companies: (a) GSG&T, Inc. ("GSG&T"),

a Texas corporation, formed to hold the Company's interest in the fossil-fueled Lewis Creek power plant ("Lewis Creek Plant") which is leased back to the Company ("GSG&T Lease"); (b) Varibus L.L.C.

("Varibus"),  a  Texas limited liability company  which  operates certain  intrastate  pipelines in  Louisiana  used  primarily  to transport  fuel to two of the Company's generating stations;  (c)

Prudential  Oil  and Gas L.L.C. ("Prudential"), a  Texas  limited liability company whose only asset is a cash account balance  and is otherwise inactive; (d) Southern Gulf Railway Company ("SGR"),

a  Texas  corporation, which owns and operates several  miles  of rail  track in Louisiana to facilitate the transportation of coal for  use as boiler fuel in a Company generating station; and  (e)

Gulf  States Utilities, Inc. ("GSU"), a Texas corporation,  which

has   sold   all   of  its  assets  and  is  currently   inactive

(collectively,  GSG&T,  Varibus,  Prudential,  SGR  and  GSU  are

hereinafter   referred   to  as  the  "Subsidiaries").    Entergy

Services,  Inc. ("Entergy Services") provides general  executive,

advisory,  administrative,  accounting,  legal,  engineering  and other services to the Operating Companies (Entergy Corp., Entergy

Services and the Operating Companies are hereinafter collectively referred  to  as "Entergy", and Entergy Corp. and its  subsidiary companies  are hereinafter referred to as the "Entergy  System").

Entergy Enterprises, Inc. ("EEI"), through itself, affiliates and

subsidiary   companies,  provides  operations,   management   and

consulting services to non-utility affiliates within the  Entergy

System,  including  those relating to disaggregation  and  retail competition in Texas, and to non-affiliates.  Entergy Operations,

Inc.   ("EOI")   provides  nuclear  management,   operation   and

maintenance  services  to certain Operating Companies,  including the  Company.  The principal executive offices of the  applicants are located at the addresses set forth on the cover page hereof.

(B)  Background and Regulatory Environment

     (1) Texas Senate Bill 7 ("S.B. 7") and Public Utility Commission of Texas ("PUCT")

     In June 1999, the Texas legislature enacted a law, S.B. 7,

amending the Public Utility Regulatory Act ("PURA") to provide for competition in the electric utility industry through retail open access.  The law provides for retail open access by most electric utilities, including the Company.  Such retail open access is currently scheduled to commence on January 1, 2002.

With retail open access, generation and the provision of retail services will be competitive businesses, while transmission and distribution operations will continue to be regulated.

     The provisions of the new law: (1) require a rate freeze

through December 31, 2001; (2) require utilities to separate

(unbundle) their generation, transmission and distribution, and retail electric provider ("REP") functions; (3) require operation in a non-discriminatory manner of transmission and distribution facilities by an entity independent of the generation and retail operations by the time competition is implemented; (4) allow for recovery of stranded costs incurred in purchasing power and

providing electric generation service if the costs are approved by the PUCT; (5) allow securitization of regulatory assets and stranded costs; (6) provide for the determination of and

mitigation measures for generation market power; and (7) require utilities to file separated data and proposed transmission,

distribution, and competitive transition tariffs.

     The PUCT and various participants in the industry are

currently in the process of implementing the legislation through

various rulemaking and other proceedings.   In January 2000, as

required by the Texas restructuring legislation, the Company filed a business separation plan with the PUCT and amended it in

June 2000.  The PUCT has issued an order approving the business separation plan, as amended.

     (2)  Louisiana Public Service Commission ("LPSC")

     In  August  2000, the Company filed with the LPSC  testimony relating to the business separation plan filed with the PUCT  and

subsequently  submitted additional testimony.   The  Company  has

reached  a settlement with various Louisiana parties with respect to  the structure of the Company and the treatment of assets  and

debt    and   other   long-term   obligations   (the   "Louisiana

Settlement"), and the Louisiana Settlement was submitted  to  the

LPSC.   As  of  June  20, 2001, the LPSC approved  the  Louisiana

Settlement.

     (3)  Plan for Separation of Assets

     The proposed business separation plan of the Company

(reflecting both Texas and Louisiana components) (the "BSP"),

provides that, by January 1, 2002, the Company will be divided into (i) (a) a company that owns distribution facilities located in Texas (the "Texas Distribution Company");1 (b) one or more companies purchasing and selling power at wholesale, or holding companies for such companies (collectively, the "Texas Power

Company");2 3 (c) a holding company (the "Texas Holding

Company")4 with one or more direct or indirect subsidiary companies owning an undivided interest in the Company's transmission assets

(collectively, the "Texas Transmission Company")5; (d) a retail holding company (the "Retail Holding Company")6 with the

following direct or indirect subsidiary companies:7  various

Texas retail electric providers (the "Texas REPs") and various retail management services providers (the "RMPs") and one or more retail supply acquisition companies (collectively, the Texas

Distribution Company, the Texas Power Company, the Texas Holding

Company, the Texas Transmission Company, the Retail Holding

Company, the Texas REPs, the RMPs and the retail supply

acquisition companies are hereinafter referred to as the "New

Companies"); and (ii) a surviving company of a "merger by

division" pursuant to Texas law that will continue to own and operate distribution facilities located in Louisiana, all of the

Company's generation assets,8 an undivided interest in the

Company's transmission assets, retail operations in Louisiana and all of the Subsidiaries (the "Louisiana Company")9.  After the

restructuring is completed, each of the Texas Distribution

Company, the Texas Power Company and the Retail Holding Company,

will be direct subsidiaries of Entergy Corp., and the Texas

Holding Company and the Texas Transmission Company will be direct or indirect subsidiaries of Entergy Corp.10  Each of the Texas

Distribution Company and the Texas Transmission Company (each an

"Assumption Party, and together, the "Assumption Parties") would be allocated pursuant to the Merger (as hereinafter defined) a portion of the Company's liabilities and obligations, and would assume, a portion of the Company's long-term debt obligations pursuant to debt assumption agreements (each an Assumption

Agreement and collectively, the "Assumption Agreements").

Property allocated to the Assumption Parties would be released from the lien of the Company's Indenture of Mortgage, dated

September 1, 1926, as amended (the "Indenture").  Each of the

Assumption Parties would also grant a lien on its properties so released in favor of the Louisiana Company to secure its

respective obligations pursuant to its Assumption Agreement to the Louisiana Company.  These assumed obligations would remain as debt on the Louisiana Company's books, but would be offset by an assumption asset from the Assumption Parties.  Entergy Corp. will also enter into an indemnification agreement (the

"Indemnification Agreement") with the Louisiana Company under which Entergy Corp. will support the Texas Transmission Company's assumption of debt obligations if such obligations are not paid by the later of (i) December 31, 2002 and (ii) one (1) year from the date the related assets are allocated to the Texas

Transmission Company.  In addition, under the plan as set forth below, the assumed obligations will be refinanced or retired.

     (4)  Federal Energy Regulatory Commission ("FERC") Order No. 2000

     In a separate filing with the Securities and Exchange

Commission (the "Commission") (Holding Co. Act File No. 70-9859),

Entergy has described a proposal to create an independent,

incentive-driven transmission company ("Transco") as a Delaware limited liability company ("LLC") the assets of which will

consist initially of the Operating Companies', including the

Company's, and Entergy Services', transmission systems and

related assets and will ultimately include transmission assets of other non-affiliated entities.  Transco will be independent of,

and not affiliated with, the Entergy System.  Reference is made to File No. 70-9859 for the proposed allocation by merger or by transfer of operation and/or ownership of the Louisiana Company's and the Texas Transmission Company's transmission assets, and related obligations, through new intermediate entities in the

Entergy System to Transco ("Transco U-1").  The Transco proposal is subject to change depending upon developments at FERC.

(C)  Overview of Requested Approvals

     The  applicants request authorization under the Act from the

Commission,  to the extent not otherwise authorized  or  exempted under  the Act, for (i) the Company to effect one or more "merger by  division" transactions pursuant to Article 5.01 of the  Texas

Business  Corporation Act ("TBCA") (the "Merger") pursuant  to  a merger  agreement  and  a  plan of merger  (forms  of  which  are

attached   as  Exhibits  A-2  and  A-3  hereto  and  collectively

hereinafter  referred  to  as  the "Merger  Documents"),  whereby

(a)  the Company will survive the Merger as the Louisiana Company which  will  continue to be a wholly-owned subsidiary of  Entergy

Corp.;  (b)  Entergy Corp. will (initially or after  intermediate steps)  hold  interests  in, and acquire  equity  securities  of,

directly  or indirectly, the following new entities -  the  Texas

Distribution Company, the Texas Power Company, the Texas  Holding

Company, which, in turn will hold interests in or acquire  equity securities of the Texas Transmission Company (see footnotes 7 and

10),  and  the  Retail Holding Company, which in turn  will  hold interests in and acquire equity securities in the Texas REPs, the

RMPs and the retail supply acquisition company; (c) the Louisiana

Company  will  continue to hold interests in  and/or  own  equity

securities  of  the  Subsidiaries;  and  (d)  ownership  of   the

Company's  distribution  facilities  located  in  Texas  will  be allocated  to  the  Texas Distribution Company and  an  undivided

interest  in  the  Company's  transmission  facilities  will   be

allocated  to the Texas Transmission Company; (ii)  each  of  the surviving  entities  to be allocated its proportionate  share  of liabilities  and  obligations of the Company as provided  in  the

Merger  and for the Assumption Parties to assume their  allocated shares  of the Company's long-term debt obligations and to  enter into  Assumption  Agreements  and instruments  of  assumption  to

effect  the  assumptions  thereunder  (each  an  "Instrument   of

Assumption");  (iii)  any  assets  allocated  to  the  Assumption

Parties  that  were subject to the lien of the Indenture,  to  be released from the lien thereof; (iv) all debt obligations of  the

Company  covered by the Assumption Agreements to  remain  on  the books  of the Louisiana Company with offsetting assumption assets from  the  Assumption  Parties; (v) the  New  Companies  and  the

Louisiana Company to indemnify each other with respect to various liabilities  and  claims arising prior to and after  the  Merger;

(vi)   the  Assumption  Parties  to  grant  first  lien  security interests in those allocated assets they receive to the Louisiana

Company  and to enter into mortgage, deed and security agreements

or   mortgage,  assignment  of  rents  and  leases  and  security agreements (each, a "Security Agreement") to effect such  grants;

(vii)  Entergy Corp. to enter into the Indemnification  Agreement with  the  Louisiana  Company  under  which  Entergy  Corp.  will support,  under  certain  circumstances, the  Texas  Transmission

Company's  assumption  of  debt  obligations;  (viii)   the   New

Companies   and  the  Louisiana  Company  to  effect   financing,

including  refinancing, through the period  ending  December  31,

2004;  (ix) the Louisiana Company, the Texas Distribution Company

and  the  Texas Transmission Company to use the proceeds of  such financing  to  refinance assumed debt through the  period  ending

December  31,  2004;  (x)  the New Companies  and  the  Louisiana

Company  to  pay  dividends  out of capital  (which  may  include distributions of stock and securities of one or more of  the  New

Companies   and  the  Louisiana  Company  as  a   step   in   the

restructuring);  (xi)  (a) the New Companies  and  the  Louisiana

Company  to receive services from Entergy Services and  EEI,  and

its   non-utility   affiliates  and  subsidiary   companies,   as

appropriate,  and  for  certain of  the  New  Companies  and  the

Louisiana  Company  to  provide  services,  other  than  services otherwise regulated under federal or state utility laws, to  each

other;11 (b) EOI to  provide  nuclear  plant  operation   and

maintenance services to the Louisiana Company; and (c)  GSG&T  to lease  the  Lewis  Creek  Plant to  the  Louisiana  Company;  and

(xii)  the  Louisiana  Company, the  Texas  Transmission  Company

and/or the Texas Distribution Company to provide services to  EEI in the same manner as the Company is currently authorized to do.

(D)  Corporate Separation

     (1)  Asset Allocation

     As  part  of  the  Merger, assets of  the  Company  will  be allocated  to, and owned by, the New Companies and the  Louisiana

Company as described below.

          (a)  Distribution

     The  Texas Distribution Company will own, at their net  book value,  the distribution assets of the Company located in  Texas.

Distribution  assets consist of all equipment  and  devices  that operate  below 69 kV (for dual function substations that  contain transmission elements (i.e., facilities operating at  69  kV  and above)  and  distribution  elements (i.e.,  facilities  operating

below  69  kV),  the  dividing  line  between  transmission   and

distribution is at the high voltage side of the disconnect switch of  the  distribution transformer) or function  as  part  of  the distribution delivery system, including distribution  lines,  and

the   switching   stations  and  substations   which   serve   to

interconnect  only  distribution  lines.   Subject   to   certain

exceptions  for  common use assets (i.e.,  land,  structures  and equipment  used  to  support both transmission  and  distribution functions)  located  at dual function substations,  these  assets will  be considered distribution facilities for substations  that are  connected  to one or two transmission lines.  The  Louisiana

Company  will  own,  at  their net book value,  the  distribution assets of the Company located in Louisiana.

          (b)  Transmission

     The Texas Transmission Company and the Louisiana Company

will own their respective allocated undivided interests, at their net book value,  in all of the Company's transmission assets.

See above under Item 1(D)(1)(a) for the allocation of assets between transmission and distribution.

     The allocation of transmission facilities between the two

companies will be based on a demand factor, which is allocated between Louisiana and Texas consumers.  The Texas Transmission

Company will be the entity through which operation and/or

ownership of the Company's transmission assets will be

transferred to new intermediate entities in the Entergy System and ultimately to Transco, as described in the Transco U-1.  The

Transco proposal is subject to change depending upon developments at FERC.

          (c)  Generation

     The  Louisiana Company will continue to own for up to  three

(3)  years  the  Company's current fossil generating  plants  and

River Bend nuclear generating station ("River Bend") , as well as continue  to  lease the Lewis Creek Plant under the GSG&T  Lease.

The  Texas  Power  Company will purchase its allocated  share  of capacity  from  the  Louisiana Company under one  or  more  power purchase  agreements to be filed with, and, if required, approved

by  FERC.   The  Louisiana Company will continue to  operate  and

maintain  the Company's fossil generating plants, while EOI  will continue to operate River Bend.

     (2)  Allocation and Assumption of Liabilities

          (a)  Allocation

     As  part of the Merger, liabilities and obligations  of  the

Company  will be allocated to the New Companies and the Louisiana

Company  as  provided in the Merger documents.  In general,  they will  be  allocated to the company receiving the assets to  which they relate.

          (b)  Assumption Agreements

     The  BSP provides for separate Assumption Agreements between the  Louisiana Company and each of the Texas Distribution Company and the Texas Transmission Company with respect to long-term debt of the Company.  The Assumption Agreements will provide that each such  Texas entity assumes its allocated share of certain of  the

Company's  long-term debt obligations.  The Assumption  Agreement of  the  Texas Distribution Company will provide that the assumed debt  shall be retired by the later of (i) December 31, 2002  and

(ii)  one (1) year from the date the related assets are allocated to  the Texas Distribution Company.  The Assumption Agreement  of

the Texas Transmission Company will provide that the assumed debt shall  be retired by the later of (i) December 31, 2002 and  (ii)

one  (1)  year from the date the related assets are allocated  to the  Texas Transmission Company.  The date for retirement of debt assumed  by  the  Texas Transmission Company may be  extended  to

December  31,  2004  with  the execution  of  an  Indemnification

Agreement by Entergy Corp.

     The  Assumption  Agreements will allow  for  flexibility  in scheduling  and  prioritizing  the retirement  of  the  Company's

individual  debt  obligations.   This  flexibility  will  aid  in

disposing  of  the  Company's outstanding  debt  consistent  with

prudent  business  practices.   The  Assumption  Agreements  also

provide  that  the Louisiana Company will have a  first  priority

lien  on  the  Assumption  Parties'  assets  released  from   the

Indenture.  The Assumption Parties will grant such liens pursuant to  separate Security Agreements for assets located in  Louisiana and  Texas,  in each case, to be executed contemporaneously  with the Assumption Agreements.

     Key  features  of  the  Assumption  Agreements  include  the following:

     The  Assumption Party in any given agreement will  agree  to assume,  by executing and delivering an Instrument of Assumption,

the  obligations of the Louisiana Company to the  extent  of  its

assigned   portion  of  the  Company's  overall  debt  (including

pollution  control  bonds, the Company's  debt  relating  to  its special  purpose subsidiary trust's issuance of quarterly  income preferred  securities ("QUIPs debt") and other debt),  consistent with  the  particular requirements of each outstanding series  of debt  securities  designated  for assumption  in  the  Assumption

Agreement.  All series of the Company's debt outstanding and  the

Assumption  Party's share of that debt will be  set  forth  in  a schedule attached to the relevant Assumption Agreement.

     The Louisiana Company has a right of immediate reimbursement from each Assumption Party if the Louisiana Company makes payment on  any  debt  obligation  properly  the  responsibility  of  the

Assumption Party.

     The  Assumption  Party  may  elect  to  purchase  or  redeem outstanding  debt  under its Assumption Agreement  prior  to  its maturity  and  may  direct the Louisiana Company  to  take  steps necessary  to carry out this request.  The redemption  provisions contained  within  the Assumption Agreement  give  the  Louisiana

Company the flexibility to apply the funds to redemption  of  any portion  or series of the Company's overall debt at its choosing,

in  a  manner that is consistent with prudent business practices.

If  the Louisiana Company takes such action, however, it must  at the  same time ensure that the obligation of the Assumption Party providing  the funds for the redemption or repurchase is  reduced just  as  if the precise debt it had designated had been redeemed or repurchased.

     The  Assumption Party and the Louisiana Company  will  grant each other broad mutual indemnities, whereby they hold each other harmless  from  any claim or expense arising from the  breach  of their  respective  obligations under  the  respective  Assumption

Agreement.

     Each  Assumption  Agreement also includes an  Instrument  of

Assumption.  This instrument is to be executed by the  Assumption

Party  and  delivered to the trustee responsible for the  related

assumed   debt.   Through  the  Instrument  of  Assumption,   the

Assumption Party assumes the debt and authorizes such trustee  to enforce  directly against it the debt payment obligation  it  has

assumed  from  the  Louisiana  Company.   A  form  of  Assumption

Agreement,  including  the  Instrument  of  Assumption  which  is

Exhibit A thereto is attached hereto as Exhibit B-1.

          (c)  Security Agreements

     The Louisiana Company will have a first priority lien on the

assets   of   the  Texas  Distribution  Company  and  the   Texas

Transmission Company, granted pursuant to a Security Agreement to be  executed  contemporaneously with each  Assumption  Agreement.

Two forms of Security Agreement are attached hereto as Exhibits B-

2(a) and B-2(b).  Since the Texas jurisdictional assets then held by  the Assumption Parties will have been released from the  lien of  the  Indenture, the Louisiana Company's lien on  such  assets will be a first lien.

     Upon  any  default by an Assumption Party  pursuant  to  the relevant  Security Agreement, the Louisiana Company is authorized to  "exercise any rights and remedies available to it  under  the

Security  Agreement," including the right  to  foreclose  on  the assets securing the Assumption Agreement in order to satisfy  the

debt.   Each  Assumption Party, however, will be responsible  for

only its own obligations and is not liable for the default of any other Assumption Party.

          (d)  Indemnification Agreement

     Entergy Corp. will enter into the Indemnification Agreement with the Louisiana Company if the Texas Transmission Company has

not extinguished its Assumption Agreement obligations by the later of (i) December 31, 2002 and (ii) one (1) year from the date the related assets are allocated to the Texas Transmission

Company.  The Indemnification Agreement is intended to protect the Louisiana Company in the event of a default by the Texas

Transmission Company on its Assumption Agreement.  A form of the

Indemnification Agreement is attached hereto as Exhibit B-3.

     (3)  Description of Resulting Companies

     The  following describes the functioning of the several  New

Companies  and  the Louisiana Company that will result  from  the stages of disaggregation described above.

          (a)  Texas Distribution Company

     The Texas Distribution Company will provide competitive

unaffiliated and affiliated REPs non-discriminatory access to the

Company's distribution system and services located in Texas.  The

Texas Distribution Company will be regulated by the PUCT with its primary function being to own, operate, maintain, and expand its distribution system.  The Texas Distribution Company will provide the same types of distribution system services as the Company currently provides - those essential to the delivery of

electricity from the point of interconnection with the

transmission grid to the interconnection with the customer.  It will also perform metering services until such time as those services become competitive and handle certain customer account inquiries directly related to the distribution system, including those relating to outages.

     The Texas Distribution Company may also perform certain

retail access related activities, such as: (1) developing

customer load profiles, (2) managing customer choice registration information, and (3) aggregating data for the Transco settlement process.  Alternatively, an independent agent could perform all,

or a portion, of these activities.

     All charges by the Texas Distribution Company for the above services are subject to approval by the PUCT.  The Texas

Distribution Company will bill REPs for distribution and non-

bypassable charges.

          (b)  Texas REPs

     Currently, the Entergy System's retail service organization supports the bundled, regulated operations of the Operating

Companies.  The Texas REPs have been formed and may continue to be formed to provide to Texas customers with energy and related retail services, such as customer care services and competitive energy services.

     Three REP limited partnerships have been created to offer

and sell electricity at retail to customers in Texas.  (See

footnote 11.)  Entergy Solutions Ltd., either directly or

indirectly through one or more subsidiaries, will sell

electricity at retail to customers outside of the Company's Texas service territory during a 2001 pilot project and, after January

1, 2002, may also serve non-price to beat customers in the

Company's Texas service territory as well as customers outside of the Company's Texas service territory.  These retail electric providers (each, a "REP") may provide competitive energy services to Texas customers and customers outside of Texas.

     Entergy Solutions Select Ltd. (the "PTB REP"), either

directly or indirectly through one or more subsidiaries, will service "price-to-beat" ("PTB") customers in the Company's Texas service territory during the PTB period of approximately five (5)

years.  The PTB REP is limited to providing standard service packages that are defined by the terms and conditions that apply to the PTB service; however, it may also serve non-price to beat customers in the Company's Texas service territory.

     A third Texas REP (the "POLR REP") has been created, Entergy

Solutions Essentials Ltd., to provide service, either directly or indirectly through one or more subsidiaries, to those customers requiring service subject to the PUCT's provider of last resort

("POLR") rules and regulations, in the event this REP is selected by the PUCT to provide such POLR service.

          (c)  RMPs

     Entergy Retail Louisiana Management Services LLC-A ("Retail

Management Services"), a Louisiana RMP, and Entergy Retail Texas,

Inc., a Delaware RMP, were established12 to house, either directly or indirectly through one or more subsidiaries, the systems and personnel for the provision of corporate support and management services.  Staffing of these organizations is underway such that they will be operational as required for the start of the PUCT pilot project and for the start of the retail open access on

January 1, 2002.

          (d)  Retail Supply Acquisition

     Entergy  Solutions Supply Ltd. ("Entergy Solutions Supply"),

which is authorized by FERC to engage in wholesale electric power and  energy  transactions at market-based rates and is registered with  the  PUCT  to operate as a power marketer  in  Texas,  will provide,  either  directly  or indirectly  through  one  or  more subsidiaries, energy supply and supply acquisition  services  for

Entergy's  non-regulated retail affiliates,  including  the  REPs listed above.  (See footnote 11.)

          (e)  Transmission

     The Texas Transmission Company will own an undivided

interest in the Company's transmission assets.  The Company

intends for the Texas Transmission Company to allocate by merger,

or transfer ownership and operation of, its assets, and its

obligations, to Transco, indirectly through other entities in the

Entergy System, as described in the Transco U-1.  The Transco proposal is subject to change depending upon developments at

FERC.

          (f)  Generation13

     The Louisiana Company will continue to own the Company's

generating assets14 and to lease the Lewis Creek Plant. The Texas

Power Company will purchase its allocated share of power from the

     Louisiana Company pursuant to one or more power purchase

agreements to be filed with, and, if required, approved by FERC.

          (g)  Louisiana Company

     The  Louisiana  Company will continue  to  provide  electric service to the Company's retail consumers located in Louisiana on a  vertically integrated basis.  The LPSC will continue to be the

Louisiana Company's retail regulator.

          (h)  Generation and Transmission Operation and Maintenance
Arrangements

     Under  the BSP, EOI will continue to operate River Bend  and

the   Louisiana   Company  will  operate  the  Company's   fossil

generating   plants.   The  Louisiana  Company  and   the   Texas

Transmission  Company will provide each other  with  transmission plant operation and maintenance services.  A form of transmission plant operation and maintenance service agreement is attached  as

Exhibit J-1 hereto.

(E)  Financing, Redemption, Retirement or Repurchase of
Securities, Extensions of Credit and Indemnification, Dividends
Out of Capital, Restructuring and Provision of Services

     (1)  Financing by the New Companies and the Louisiana Company

     As  described  above, certain of the New Companies  and  the

Louisiana Company will issue debt and equity securities, will  be allocated  liabilities and obligations of the Company,  and  will assume  a  portion  of  the  Company's existing  debt,  including mortgage  bonds, pollution control revenue bonds and QUIPs  debt,

to implement the BSP.

          (a)  Assumption Parties

     The  Assumption  Agreements entered into by  the  Assumption

Parties  will require that the assumed debt be redeemed,  retired or  repurchased with funds provided by the Assumption Party,  (1)

in  the case of the Texas Distribution Company, no later than the later  of  (i) December 31, 2002 and (ii) one (1) year  from  the date  the  related assets are allocated to the Texas Distribution

Company,  and, (2) in the case of the Texas Transmission Company,

no later than the later of (i) December 31, 2002 and (ii) one (1)

year  from the date the related assets are allocated to the Texas

Transmission  Company,  unless  Entergy  Corp.  enters  into   an

Indemnification  Agreement with the Louisiana Company,  in  which case,  no  later than December 31, 2004.  Thus, by  December  31,

2004, the Louisiana Company's outstanding debt will be reduced by

the   amount  of  such  Assumption  Agreement  payments  and  the remaining  debt  obligations will be the sole obligation  of  the

Louisiana  Company.   Correspondingly,  each  of  the  Assumption

Parties  will  need to issue its own securities to  fulfill  such obligations under the Assumption Agreements.

     Accordingly,  to  provide  financing  for  the  purpose   of

refinancing all, or a portion, of the debt of the Company assumed by  the  Assumption Parties under the Assumption  Agreements,  as well  as to provide financing for general corporate purposes  and to  meet  working  capital requirements, Entergy  Corp.  and  the

Company  request  authorization for  the  Assumption  Parties  to issue,  from  time to time, through December 31, 2004,  debt  and equity securities.

     The  Assumption Parties may issue short-term debt consisting of  borrowings  under one or more credit agreements ("Facility"),

the  issuance  of commercial paper or other forms  of  short-term financing.  The maturity of such debt will not exceed one year.15

     The  Assumption Parties may sell commercial paper, from time to  time,  in  established domestic or European commercial  paper markets to dealers at the prevailing discount rate per annum,  or at the prevailing coupon rate per annum, at the date of issuance.

It  is expected that the dealers acquiring commercial paper  from the Assumption Parties will re-offer such paper at a discount  to corporate, institutional and, with respect to European commercial paper, to individual investors.

     Such  commercial paper issuances may be backed by bank lines of credit for 100% of the outstanding amount of commercial paper,

if necessary, to assure the desired credit rating from the rating

agencies.   Loans  under the Facility will be at rates  generally

available to borrowers of similar credit quality at the time  the

Facility is established.

     The  Assumption Parties also may issue from  time  to  time,

through  December 31, 2004, long-term debt consisting of  secured bonds, unsecured debentures, medium-term notes, convertible debt,

subordinated  debt,  financing subsidiary  preferred  securities,

bank  borrowings, other debt securities or other forms  of  long-

term financing, whether secured or unsecured.  Any long-term debt security  would  have a maturity ranging from one  to  50  years.

Debentures,  medium-term  notes, convertible  debt,  subordinated debt  and  secured bonds will be issued under an  indenture,  and other debt securities may be issued under an indenture.

     Any  short-term or long-term debt security or Facility would have  such designation, aggregate principal amount, interest rate(s)  or methods of determining the same, terms of payment  of

interest,   redemption   provisions,  non-refunding   provisions,

sinking  fund terms, conversion or put terms and other terms  and conditions as the Assumption Parties may determine at the time of issuance.

     In  addition,  the Assumption Parties and the Texas  Holding

Company  may issue equity securities, capital shares, partnership interests, limited liability company interests, member interests,

trust certificates or other forms of equity interests.

     The   Assumption  Parties  may  also  raise  funds   through

(1)  capital  contributions, (2) open account  advances  with  or without interest, or (3) sale of assets.

     Entergy  Corp.  and  the Company request authority,  through

December  31, 2004, for the Assumption Parties to issue,  assume,

or  guaranty  up  to a maximum of $1.2 billion of  securities  or other  obligations.  Until its assumed debt obligations are paid,

each  Assumption Party will maintain, either on a corporate basis or  on a consolidated basis, as appropriate, through December 31,

2004,  a  capital structure comprised of no less than 30%  common

equity.   The  Company  has  existing  authorization  under   its

Commission  Order,  dated December 26, 2000 (the  "December  2000

Order")  (Holding Co. Act Release No. 27318) to  issue  long-term securities from time to time through December 31, 2003.16 Entergy

Corp.  and the Company also request that the December 2000  Order be  extended through the period ending December 31, 2004 and,  to the  extent  not requested above, that the Assumption Parties  be authorized to issue, through December 31, 2004, any type  of securities  which  the Company would otherwise be  authorized  to issue pursuant to the December 2000 Order.

     The  Assumption Parties' debt and equity securities  may  be issued  and  sold  pursuant to purchase  agreements  or  standard underwriting  agreements.  Public distribution  may  be  effected

through  private  negotiations  with  underwriters,  dealers   or

agents,  or  through competitive bidding among underwriters.   In

addition, such securities may be issued and sold through  private placements or other non-public offerings to one or more  persons.

All  such  debt instruments and stock sales will be at  rates  or prices  and  under  conditions  negotiated,  or  based  upon,  or

otherwise  determined  by, competitive capital  markets.   In  no

event,  however, will the effective cost of money  on  short-term debt  exceed  500 basis points over the London Interbank  Offered

Rate  ("LIBOR")  for  the  relevant interest  rate  period.   The

interest  rate on long-term debt will not exceed at the  time  of issuance  the greater of (a) 500 basis points over U.S.  Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for  the  relevant interest rate period, if issued at a  floating rate,  and (b) a gross spread over U.S. Treasury securities  that is  consistent  with  similar  securities  of  comparable  credit quality and maturities issued by other companies.

     Entergy Corp. and the Company also request authorization for the  Assumption  Parties  to  enter into  interest  rate  hedging transactions  with  respect to existing  indebtedness  ("Interest

Rate  Hedges"), subject to certain limitations and  restrictions,

in  order to reduce or manage interest rate cost.  Interest  Rate

Hedges  would only be entered into with counterparties ("Approved

Counterparties") whose senior debt ratings, or  the  senior  debt ratings  of  the  parent  companies  of  the  counterparties,  as published by Standard and Poor's Ratings Group, are equal  to  or greater  than BBB, or an equivalent rating from Moody's Investors

Service or Fitch.

     Interest  Rate  Hedges  will involve the  use  of  financial instruments  commonly used in today's capital  markets,  such  as interest rate swaps, caps, collars, floors, and structured  notes

(i.e.,  a  debt instrument in which the principal and/or interest payments  are  indirectly linked to the value  of  an  underlying asset  or index), or transactions involving the purchase or sale,

including  short  sales,  of  U.S.  Treasury  obligations.    The

transactions  would  be  for fixed periods  and  stated  notional

amounts.   Fees,  commissions and other amounts  payable  to  the

counterparty or exchange (excluding, however, the swap or  option payments)  in  connection with an Interest Rate  Hedge  will  not exceed  those  generally  obtainable in competitive  markets  for parties of comparable credit quality.

     In   addition,   Entergy  Corp.  and  the  Company   request

authorization  for the Assumption Parties to enter into  interest rate  hedging  transactions  with  respect  to  anticipated  debt

offerings   (the  "Anticipatory  Hedges"),  subject  to   certain

limitations  and  restrictions.  Such Anticipatory  Hedges  would only  be entered into with Approved Counterparties, and would  be utilized  to  fix and/or limit the interest rate risk  associated with  any  new  issuance through (i) a forward sale of  exchange-

traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or  a forward swap (each a "Forward Sale"), (ii) the purchase of  put  options  on U.S. Treasury obligations  (a  "Put  Options

Purchase"), (iii) a Put Options Purchase in combination with  the sale  of call options on U.S. Treasury obligations (a "Zero  Cost

Collar"),  (iv)  transactions involving  the  purchase  or  sale,

including short sales, of U.S. Treasury obligations, or (v)  some combination  of a Forward Sale, Put Options Purchase,  Zero  Cost

Collar  and/or other derivative or cash transactions,  including,

but   not   limited  to  structured  notes,  caps  and   collars,

appropriate for the Anticipatory Hedges.

     Anticipatory  Hedges  may  be  executed  on-exchange   ("On-

Exchange  Trades")  with brokers through the opening  of  futures and/or  options  positions traded on the Chicago Board  of  Trade

("CBOT"), the opening of over-the-counter positions with  one  or more counterparties ("Off-Exchange Trades"), or a combination  of

On-Exchange  Trades  and  Off-Exchange  Trades.   The  Assumption

Parties will determine the optimal structure of each Anticipatory

Hedge  transaction  at  the  time of execution.   The  Assumption

Parties  may decide to lock in interest rates and/or limit  their exposure  to  interest rate increases.  All open positions  under

Anticipatory Hedges will be closed on or prior to the date of the new  issuance and the Assumption Parties will not, at  any  time,

take  possession or make delivery of the underlying U.S. Treasury

Securities.

     Entergy Corp. and the Company represent that each Assumption

Party Interest Rate Hedge and Anticipatory Hedge will qualify for hedge  accounting  treatment under generally accepted  accounting principles.  The Assumption Parties will comply with existing and

future   financial  disclosure  requirements  of  the   Financial

Accounting Standards Board associated with hedging transactions.17

          (b)  Other New Companies and the Louisiana Company

     In   addition  to  the  financing  and  refinancing  by  the

Assumption  Parties, and, to the extent not otherwise  authorized or  exempt under the Act and Rules 52 and 45, Entergy Corp.,  the

Company  and  EEI request authority for the New Companies,  other than the Assumption Parties, to issue, through December 31, 2004,

up  to  $1.0 billion of debt and equity securities from  time  to time  to provide financing for general corporate purposes and  to meet  working capital requirements.  Entergy Corp.,  the  Company and  EEI  expect that substantially all of the security issuances by  the Retail Holding Company, the Texas REPs, the RMPs, Entergy

Solutions  Supply  and  the  Texas  Power  Company  (collectively hereinafter referred to as the "New Non-Utility Companies")  will be  exempt under Rule 52 or authorized pursuant to the EEI  Order through December 31, 2002.18

     In  addition,  to the extent not otherwise authorized  under the  Act, Entergy Corp. and the Company request authorization for the  New Non-Utility Companies to enter into Anticipatory  Hedges on  the  same terms and conditions as those described in  subpart

(E)(1)(a) of this Item 1.

     To the extent not previously authorized by the December 2000

Order or under the Short-term Orders, Entergy Corp. and  the

Company  request that the Louisiana Company be authorized through

December  31, 2004, to issue up to a maximum of $2.2  billion  of securities.  The types of securities which the Louisiana  Company may issue through December 31, 2004 would be the types authorized to  be  issued  under the December 2000 Order and the  Short-term

Orders.  Entergy Corp. and the Company request authority for  the

Louisiana  Company  to  enter  into  Interest  Rate  Hedges   and

Anticipatory  Hedges  on the same terms and conditions  as  those described in subpart (E)(1)(a) of this Item 1.

     (2)  Redemption, Retirement and/or Repurchase of Securities

     Entergy  Corp. and the Company request Commission authority,

to  the extent not otherwise exempt or authorized under the  Act,

for  the  New  Companies and the Louisiana  Company,  to  retire,

redeem  and/or repurchase securities issued, or assumed, by  such companies  in accordance with the terms of the instruments  under which those securities were issued.

     The  Company may, prior to effecting the Merger,  redeem  or repurchase  outstanding  preferred  stock  of  the  Company  (the

"Preferred  Stock").   Any Preferred Stock remaining  outstanding

would  remain with the Louisiana Company, as the survivor of  the

Merger.

     (3)  Extensions of Credit and Indemnification

     Under  the  Merger documents and Assumption Agreements,  the

Louisiana  Company and the Texas Distribution Company, the  Texas

Power  Company, the Texas Transmission Company, the Texas Holding

Company and the Texas Retail Holding Company, respectively, agree to  hold  each  other  harmless from certain liabilities,  debts,

claims  and  expenses, respectively, and Entergy  Corp.  and  the

Company  request  authorization,  to  the  extent  not  otherwise authorized or exempt under the Act, from the Commission for  such arrangements.

     Entergy Corp. requests authorization for its indemnification

arrangements  in  favor  of  the  Louisiana  Company  under   the

Indemnification Agreement and authorization to extend  credit  to the  Texas  Power Company, the Texas Retail Holding Company,  the

Texas REPs and the RMPs in an aggregate amount not to exceed $1.5 billion at any one time outstanding.

     See also footnote 18.

     (4)  Dividends Out of Capital

     The  New Companies and the Louisiana Company may need to pay dividends  to  their immediate parent companies out  of  capital.

Entergy  Corp.,  the Company and EEI request  authority,  to  the extent  not  otherwise  authorized under the  Act,  for  the  New

Companies and the Louisiana Company to pay such dividends out  of capital.

     (5)  Restructuring19

     It  may  be necessary to reorganize and restructure the  New

Companies  and  the Louisiana Company, from time  to  time,  into different  entities or ownership structures.  Entergy Corp.,  the

Company  and  EEI request authority, to the extent not  otherwise

exempt   or   authorized  under  the  Act,  for   such   internal

reorganization  and restructuring, including  the  allocation  by merger or assignment of the obligations of the New Companies and the Louisiana Company.

     (6) Provision of Services to, by, or among the New Companies and the Louisiana Company

     Under existing Commission authorization for the provision of services among Entergy System companies (in the case of the

Company, EOI, certain subsidiaries and EEI (and its affiliates and subsidiary companies), see Holding Co. Act Release Nos.

25952, 26812 and 27040, dated December 17, 1993, January 6,

1998 and June 22, 1999, respectively), or in a similar manner,

Entergy Services, EEI (and its affiliates and subsidiary

companies), EOI and certain Subsidiaries will provide the New

Companies and the Louisiana Company, as appropriate, depending upon their utility or non-utility status, various

administrative, corporate, consulting, plant operation,

maintenance or leasing and fuel supply or fuel-related services and the Louisiana Company, the Texas Transmission Company and

the Texas Distribution Company will provide shared services to

EEI (and its affiliates and subsidiary companies).  Under

existing Commission authorization, the EEI Order, the New Non-

Utility Companies may provide each other services.  The

Louisiana Company, the Texas Distribution Company and the Texas

Transmission Company will provide each other with distribution and transmission plant operation and maintenance services.  All of such services, not otherwise regulated under federal or

state utility laws, will be provided, as appropriate, (1) "at cost" in accordance with the requirements of Rules 87, 90 and

91 under the Act; or (2) in accordance with the transfer

pricing terms otherwise authorized by the Commission in its

June 22, 1999 order, Holding Co. Act Release No. 27040 or at

"fair market prices" in accordance with the EEI Order; or (3)

otherwise in accordance with any available exception under the

Act or rules thereunder and will be performed under service

agreements similar to service agreements previously entered

into by the Company and other Entergy System companies.  The forms of service agreements are filed as Exhibit J-2 hereto.

Item 2.   Fees, Commissions and Expenses.

     The  fees,  commissions  and  expenses  incurred  or  to  be incurred in connection with the transactions proposed herein will be filed by amendment.

Item 3.   Applicable Statutory Provisions.

     The following Sections of, or Rules under, the Act may apply to  the proposed transactions.  To the extent that other Sections or Rules are deemed to apply and to the extent not exempted under the  Act,  the  applicants  also  request  authority  under  such

Sections  and/or Rules.  In addition, certain of the transactions proposed have been carried out under the EEI Order or Rule 58.

    Section and/or Rule                Transaction

  Sections 6 and 7               Issuance  of securities by
                                 certain New Companies  and
                                 the  Louisiana Company and
                                 assumption  of  securities
                                 by  the Texas Distribution
                                 Company   and  the   Texas
                                 Transmission      Company,
                                 respectively,        under
                                 Assumption     Agreements;
                                 certain    indemnification
                                 obligations   of   Entergy
                                 Corp.      under       the
                                 Indemnification Agreement

  Sections 9 and 10              Acquisition,  directly  or
                                 indirectly,   by   Entergy
                                 Corp.      and     various
                                 affiliates, of  securities
                                 of,  or interests in,  the
                                 Texas         Distribution
                                 Company,     the     Texas
                                 Holding  Company  and  the
                                 Texas         Transmission
                                 Company;  from   time   to
                                 time

  Section 12(b) and Rule 45      Entergy Corp.'s
                                 indemnification
                                 arrangements   under   the
                                 Indemnification  Agreement
                                 and  extensions of  credit
                                 to    the   Texas    Power
                                 Company, the Texas  Retail
                                 Holding    Company,    the
                                 Texas  REPs and the  Texas
                                 RMPs;    extensions     of
                                 credit among the New  Non-
                                 Utility         Companies;
                                 assumption     of      the
                                 obligations     of     the
                                 Louisiana Company, by  the
                                 Texas         Distribution
                                 Company   and  the   Texas
                                 Transmission      Company,
                                 respectively,  under   the
                                 Assumption     Agreements,
                                 from  time  to  time;  and
                                 the     allocation      of
                                 liabilities            and
                                 obligations     of     the
                                 Company   among  the   New
                                 Companies     and      the
                                 Louisiana  Company   under
                                 the Merger Documents

  Section 12(c) and Rule 46      Dividends out  of  capital
                                 of  the New Companies  and
                                 the Louisiana Company

  Section 12(d) and Rules 43 or  Redemption,  retirement or
   44                            repurchase  of  securities
                                 by  the New Companies  and
                                 the   Louisiana   Company,
                                 from    time   to    time;
                                 allocation     of      the
                                 Company's            Texas
                                 distribution   assets   to
                                 the   Texas   Distribution
                                 Company;   allocation   of
                                 portions  of the Company's
                                 assets   to   the    Texas
                                 Holding  Company  and  the
                                 Texas         Transmission
                                 Company

  Section 13 and Rules 81,  87,  Provision   of   services:
   90 and 91                     (i)  to, by, or among  the
                                 New            Non-Utility
                                 Companies;    (ii)    from
                                 certain New Companies  and
                                 the  Louisiana Company  to
                                 EEI;   (iii)  by   Entergy
                                 Services,  EEI  (and   its
                                 affiliates  and subsidiary
                                 companies),    EOI     and
                                 certain  Subsidiaries   to
                                 the  New Companies and the
                                 Louisiana   Company,    as
                                 appropriate; (iv)  between
                                 the   Louisiana   Company,
                                 and        the       Texas
                                 Transmission  Company  and
                                 the   Texas   Distribution
                                 Company, respectively;  in
                                 all  cases, at cost or  at
                                 prices          previously
                                 authorized     by      the
                                 Commission      or      in
                                 accordance    with     the
                                 Commission's        rules,
                                 including exemptions

  Sections 32 and 33 and  Rules  Aggregate  investments  in
   53 and 54                     exempt           wholesale
                                 generators  ("EWGs")   and
                                 foreign  utility companies
                                 ("FUCOs")


(A)  Section 10



     Since Entergy Corp. and various affiliates of Entergy Corp.,

directly or indirectly, will be acquiring the securities  of  the

Texas  Distribution  Company,  the  Texas  Holding  Company,  the

Louisiana Company and the Texas Transmission Company, among other transactions,  the  proposed  transactions  will  be  subject  to

Section 9(a) of the Act.  Thus, the proposed transactions  cannot proceed  without  the  approval of  the  Commission  pursuant  to

Section  10 of the Act.  The relevant statutory standards  to  be satisfied are set forth in Sections 10(b), 10(c) and 10(f) of the

Act.

     (1)  SECTION 10(b)

     Section  10(b) of the Act provides that, if the requirements of  Section 10(f) are satisfied, the Commission shall approve  an acquisition under Section 9(a) unless the Commission finds that:

      (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

      (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

      (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

          (a)  Section 10(b)(1)   |HiddenPara|

     The proposed transactions will not tend towards interlocking relations  or  the  concentration of  control  of  public-utility companies, of a kind, or to an extent, detrimental to the  public interest or the interest of investors or consumers.

     Since the ultimate result of the proposed transactions is to separate  the existing Company into its components in  accordance with state requirements, specifically, Texas S.B. 7, the proposed transactions will not tend toward any "concentration  of  control of  public  utility companies" that is detrimental to the  public

interest  or  the  interest  of  consumers  or  investors.    The

deregulation  of, and the introduction of competition  in,  Texas electric  markets have been enacted specifically to  benefit  the public interest and the interests of investors and consumers.  As the  transactions described herein are being effected  to  comply with  and  to  further  such Texas and  Federal  legislative  and regulatory  commission initiatives, they likewise  should  be  of benefit to the public interest and the interests of investors and consumers.

          (b)  Section 10(b)(2) |HiddenPara|

        (i)  Fairness of Consideration.  Section 10(b)(2) of  the

Act   requires   the   Commission  to   determine   whether   the

consideration  in  connection  with  a  proposed  acquisition  of securities is reasonable and whether it bears a fair relation  to the  investment in and the earning capacity of the utility assets underlying the securities being acquired.  The applicants believe that  the  consideration  to  be given  in  connection  with  the transactions described herein is fair and reasonable.  The  PUCT,

the   LPSC  and  FERC  will  approve  various  aspects   of   the

reallocation of assets as well as the arrangements among the  New

Companies   and  the  Louisiana  Company,  including   the   debt

assumptions.

        (ii)    Reasonableness of Fees.  An estimate of the  fees

and   expenses  to  be  paid  in  connection  with  the  proposed transactions  will be set forth in Item 2 hereof.  The  estimated amounts  to  be paid are fees required to be paid to governmental bodies,  fees  for  necessary professional  services,  and  other expenses  incurred or to be incurred in connection with  carrying out the proposed transactions.

          (c)  Section 10(b)(3) |HiddenPara|

        Capital  Structure.  Section 10(b)(3) requires  that  the

Commission  determine  whether  the  proposed  transactions  will unduly complicate the capital structures of the New Companies and the  Louisiana  Company  or  will be detrimental  to  the  public interest,  the interests of investors or consumers or the  proper functioning of the New Companies and the Louisiana Company.

     The  corporate  capital structures of the New Companies  and the  Louisiana  Company after the consummation  of  the  proposed transactions  will not be unduly complicated.  The securities  to be  issued by the New Companies and the Louisiana Company are  of

types  comparable  to  those  of  other  financing  entities   in

registered holding company systems.  See the December 2000 Order,

the Short-term Orders and the EEI Order, supra.

     (2)  SECTION 10(c)

     Section 10(c) of the Act provides that:

     Notwithstanding  the  provisions  of  subsection  (b),   the

Commission shall not approve:

      (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

      (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system . . . .

          (a)  Section 10(c)(1).

     Consistent with the standards set forth in Section  10(c)(1)

of  the  Act, the proposed acquisition of securities will not  be unlawful  under  the  provisions of Section  8  of  the  Act,  or detrimental to the carrying out of the provisions of  Section  11 of the Act.

     Section 8 prohibits a registered holding company or  any  of its subsidiaries from acquiring, owning interests in or operating both  a  gas  utility  company and an  electric  utility  company serving  substantially the same area if prohibited by state  law,

and  is  thus  not  applicable to the  transactions  contemplated herein.

     Section  11(a) of the Act requires the Commission to examine the  corporate  structure  of  registered  holding  companies  to ensure,  among  other things, that unnecessary  complexities  are

eliminated   and   voting  powers  are   fairly   and   equitably

distributed.

     The  use  of  one or more intermediate holding companies  to effect  the  restructuring of utility assets  pursuant  to  state requirements  has been authorized by the Commission.  See  Exelon

Corporation,  Holding  Co. Act Release  No.  27256  (October  19,

2000).

     The   various   allocations  of   assets,   allocations   of

liabilities  and  obligations,  assumptions  of  debt   and   the

formation  of  the New Companies described in  Item  1  will  not result  in  the  existence of any company in the holding  company

system   that  would  unduly  or  unnecessarily  complicate   the

structure,  or  unfairly or inequitably distribute  voting  power among  security holders, of the Entergy System.  The creation  of the  New Companies is necessary to adapt to competition in  Texas

deregulated   electric  markets.   As  noted  in  Item   1,   the

allocations,  assumptions and the formation of the New  Companies

(a)  are  a  result  of the BSP and S.B. 7, (b)  will  allow  the

Company to continue to serve the needs of its regulated customers while  preparing  the  Company  for  competition  in  deregulated markets,  and  (c)  will increase the flexibility  for  financing activities  on  cost-effective terms that reflect  the  costs  of capital  for  each area of business activity. For these  reasons,

the  resulting  increased efficiency of operations  significantly offsets  the  added  complexity.  See  Wisconsin's  Environmental

Decade,  Inc.  v.  SEC,  882  F.2d 523,  527  (D.C.  Cir.  1989);

Northeast  Utilities, Holding Co. Act Release No. 25221 (December

21,  1990);  Entergy  Corp., Holding Co. Act  Release  No.  25136

(August  27, 1990). Consequently, this structure and  the  voting powers  of the New Companies and the Louisiana Company should  be consistent with the requirements of Section 11(a).

          (b)  Section 10(c)(2).

     The proposed transactions will serve the public interest  by tending  towards the economical and efficient development  of  an integrated public utility system, as required by Section 10(c)(2)

of   the  Act.   These  transactions  are,  in  the  context   of

deregulation  and  competition in the Texas electric  market  and maintenance  of  a  fully  regulated retail  electric  market  in

Louisiana, "reasonably incidental, or economically necessary  and appropriate  to" the operations of an operating company  such  as the  Company within a registered electric utility holding company such  as  Entergy Corp.  The Commission has previously authorized similar restructurings, due to changes in state electric markets,

for two other registered electric holding company systems finding that the standards of Sections 9 and 10 were  satisfied.20 In particular  the  Commission,  in the  context  of  utility  asset transfers  among new affiliated companies in a registered  system

resulting    from   state   requirements,   by   approving    the

restructurings,  has found that the transactions tended  "towards the economical and efficient development of an integrated public-

utility  system"  within the meaning of Section  10(c)(2).   See,

Allegheny, supra, Conectiv supra, and Alliant Energy Corporation,

Holding Co. Act Release No. 27331 (December 29, 2000).

     Moreover,  the  Commission has previously  taken  notice  of developments  that  have  occurred in the  electric  business  in recent  years, and has interpreted the Act and analyzed  proposed

transactions   in   light   of   these   changed   and   changing

circumstances.  See, e.g., American Electric Power Co., Holding

Co. Act Release No. 27186 (June 14, 2000) ("AEP Order").

     (3)  SECTION 10(f)

     Section 10(f) provides that

      The Commission shall not approve any acquisition as to which an application is made under this Section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

     The Company is currently subject to the jurisdiction of both the PUCT and the LPSC.  The Louisiana Company will remain subject to  the  jurisdiction  of  the LPSC, and the  Texas  Distribution

Company  will  be subject to the jurisdiction of  the  PUCT.   In

addition,  the  BSP  has been approved by the  PUCT  and  certain aspects of the transactions proposed herein are being approved by the LPSC.  Thus, the requirements of Section 10(f) are satisfied.

     Rules  53  and  54.   The proceeds to be received  from  the

proposed  transactions  will not be used to  invest  directly  or indirectly in an EWG or FUCO.

     The  transactions  proposed  herein  are  also  subject   to

Rule 54.  In determining whether to approve the issue or sale  of a  security  by  a registered holding company for purposes  other than  the acquisition of an EWG or FUCO, or transactions by  such registered  holding company or its subsidiaries other  than  with respect  to EWGs or FUCOs, the Commission shall not consider  the effect of the capitalization or earnings of any subsidiary  which is  an EWG or FUCO upon the registered holding company system  if

Rules 53(a), (b) and (c) are satisfied.  In that regard, assuming

consummation    of    the   transactions   proposed    in    this

Application/Declaration,  all of  the  conditions  set  forth  in

Rule 53(a) are, and will be satisfied, and none of the conditions set  forth  in  Rule 53(b) exists or, as a result  thereof,  will exist.

     Entergy Corp. states that for purposes of Rule 53(a)(1)  its

"aggregate  investment" in all EWGs and FUCOs  was  approximately

$918.5  million,  representing  approximately  28.3%  of  Entergy

Corp.'s  consolidated retained earnings as  of  March  31,  2001.

Furthermore, Entergy Corp. has complied with and will continue to comply  with  the  record keeping requirements of  Rule  53(a)(2)

concerning  affiliated EWGs and FUCOs.  In addition, as  required by  Rule  53(a)(3),  no  more than 2% of  the  employees  of  the

Operating Companies will render services to affiliated  EWGs  and

FUCOs.   Finally, none of the conditions set forth in Rule 53(b),

under  which  the provisions of Rule 53 would not  be  available,

have been met.

Item 4.   Regulatory Approvals.

     In  January  2000,  the Company initially filed  a  business separation plan with the PUCT and amended such plan in June 2000.

In  July 2000, the PUCT issued an interim order approving certain aspects  of  the amended plan.  In April 2001, the PUCT  approved the  amended  plan.  On June 20, 2001, the LPSC approved  certain aspects of the proposed transactions.  The Company will make  any

additional filings with the PUCT that are necessary.   FERC  must

approve  certain aspects of the transactions contemplated herein.

No  other state commission, and no other Federal commission,  has jurisdiction over the proposed transactions.

Item 5.   Procedure.

     The  Commission  is  requested to  publish  a  notice  under

Rule    23    with    respect   to    the    filing    of    this

Application/Declaration as soon as practicable.   The  applicants

request  that  the  Commission's  Order  be  issued  as  soon  as practicable  after the notice period and in any event  not  later than  November 16, 2001 in order to accommodate a closing  before

December  20, 2001.  This will facilitate meeting the January  1,

2002 deadline contemplated by Texas S.B. 7 for the separation  of the Company's business activities, personnel and assets.

     The applicants further request that there should not be a 30-

day waiting period between issuance of the Commission's order and the  date on which the order is to become effective, hereby waive a  recommended  decision  by  a  hearing  officer  or  any  other responsible  officer  of the Commission,  and  consent  that  the

Division  of  Investment Management may assist in the preparation of  the  Commission's decision and/or order, unless the  Division opposes the matters proposed herein.

Item 6.   Exhibits and Financial Statements.

(A)  Exhibits.

A-1   Form of Articles of Merger.*

A-2   Form of Merger Agreement.*

A-3   Form of Plan of Merger.*

A-4   Form  of Certificate of Incorporation of the Retail Holding
      Company.*

A-5   Form of By-Laws of the Retail Holding Company.*

A-6   Form   of   Certificate  of  Incorporation  of  the   Texas
      Distribution Company.*

A-7   Form of By-Laws of the Texas Distribution Company.*

A-8   Form  of  Certificate of Incorporation of the  Texas  Power
      Company.*

A-9   Form of By-Laws of the Texas Power Company.*

A-10  Form  of  Certificate of Incorporation of the Texas Holding
      Company.*

A-11  Form of By-Laws of the Texas Holding Company.*

A-12  Form of Certificate of Incorporation of the Texas REPs.*

A-13  Form of By-Laws of the Texas REPs.*

A-14  Form of Certificate of Incorporation of the RMPs.*

A-15  Form of By-Laws of the RMPs.*

A-16  Form   of   Certificate  of  Incorporation  of  the   Texas
      Transmission Company.*

A-17  Form of By-Laws of the Texas Transmission Company.*

A-18 Corporate Structure of the Company, before, and after the transactions proposed herein.*

B-1   Form of Assumption Agreement.*

B-2(a) -   Forms of Security Agreement.*
B-2(b)

B-3   Form of Indemnification Agreement.*

C     Not Applicable.

D-1 Business separation plan, as amended, filed by the Company with the PUCT.*

D-2   Order   of   the  PUCT  regarding  the  Company's  business
      separation plan, as so amended.*

D-3   Application of the Company to the LPSC.*

D-4   Order of the LPSC regarding the Company.*

D-5   Application of the Company to FERC.*

D-6   Order of FERC regarding the Company.*

F     Opinions of  Counsel.*

G     Not applicable.

H     Form of Notice.*

J-1   Form   of  transmission  plant  operation  and  maintenance
      services agreement.*

J-2 Forms of corporate, administrative, consulting and fuel supply service agreements between a New Company, one or more other New Companies, the Louisiana Company and/or one or more other Entergy System Companies.*


* To be filed by amendment.

(B)  Financial Statements.

1.1   Balance Sheet of Entergy Corp. Consolidated, as of December

      31, 2000 (incorporated by reference to the Annual Report on

      Form   10-K   of   Entergy  Corp.  and   its   consolidated

      subsidiaries  for the year ended December 31,  2001)  (File

      No. 1-11299).

1.2   Statement  of Income of Entergy Corp. Consolidated,  as  of

      December 31, 2000 (incorporated by reference to the  Annual

      Report  on  Form 10-K of Entergy Corp. and its consolidated subsidiaries  for the year ended December 31,  2000)  (File

      No. 1-11299).

1.3   Balance  Sheet of Entergy Corp. Consolidated, as  of  March

      31, 2001 (incorporated by reference to the Quarterly Report

      on   Form  10-Q  of  Entergy  Corp.  and  its  consolidated

      subsidiaries  for the quarter ended March 31,  2001)  (File

      No. 1-11299).

1.4   Statement  of Income of Entergy Corp. Consolidated,  as  of

      March  31, 2001 (incorporated by reference to the Quarterly

      Report  on  Form 10-Q of Entergy Corp. and its consolidated subsidiaries  for the quarter ended March 31,  2001)  (File

      No. 1-11299).

1.5   Balance  Sheet of the Company for the period ended December

      31, 2000 (incorporated by reference to the Annual Report on

      Form  10-K  of the Company for the year ended December  31,

      2000) (File No. 1-2703).

1.6   Statement of Income of the Company, as of December 31, 2000

      (incorporated by reference to the Annual Report on Form 10-

      K  of  the  Company for the year ended December  31,  2000)

      (File No. 1-2703).

1.7   Balance Sheet of the Company for the period ended March 31,

      2001 (incorporated by reference to the Quarterly Report  on

      Form  10-Q  of the Company for the quarter ended March  31,

      2001) (File No. 1-2703).

1.8   Statement  of Income of the Company, as of March  31,  2001

      (incorporated by reference to the Quarterly Report on  Form

      10-Q  of the Company for the quarter ended March 31,  2001)

      (File No. 1-2703).

1.9   Balance Sheet of EEI for the period ended December 31, 2000

      (incorporated  by  reference to the  Entergy  Corp.  Annual

      Report  on Form U5S of EEI for the year ended December  31,

      2000) (File No. 1-11299).

1.10  Statement  of  Income of EEI for the period ended  December

      31,  2000  (incorporated by reference to the Entergy  Corp.

      Annual  Report on Form U5S for the year ended December  31,

      2000) (File No. 1-11299).

1.11  Balance Sheet of EEI for the period ended March 31, 2001.

1.12  Statement  of Income of EEI for the period ended March  31,

      2001.

1.13  Balance  Sheet  of  Entergy Services for the  period  ended

      December 31, 2000 (incorporated by reference to the Entergy

      Corp. Annual Report on Form U5S for the year ended December

      31, 2000) (File No. 1-11299).

1.14  Statement of Income of Entergy Services for the period ended December 31, 2000 (incorporated by reference to the

      Entergy Corp. Annual Report on Form U5S for the year ended

      December 31, 2000) (File No. 1-11299).

1.15  Balance  Sheet  of  Entergy Services for the  period  ended

      March 31, 2001.

1.16  Statement  of  Income of Entergy Services  for  the  period ended March 31, 2001.

1.17  Balance Sheet of EOI for the period ended December 31, 2000

      (incorporated  by  reference to the  Entergy  Corp.  Annual

      Report  on  Form U5S for the year ended December 31,  2000)

      (File No. 1-11299).

1.18  Statement  of  Income of EOI for the period ended  December

      31,  2000  (incorporated by reference to the Entergy  Corp.

      Annual  Report on Form U5S for the year ended December  31,

      2000) (File No. 1-11299).

1.19  Balance Sheet of EOI for the period ended March 31, 2001.

1.20 Statement of Income of EOI for the period ended March 31, 2001.

Item 7.   Information as to Environmental Effects.

     None   of   the  matters  that  are  the  subject  of   this

Application/Declaration involve a "major federal action"  nor  do they  "significantly affect the quality of the human environment"

as  those  terms  are used in Section 102(2)(C) of  the  National

Environmental Policy Act.  The transaction that is the subject of this  Application/Declaration will not result in changes  in  the operation  of  the  applicants that will have an  impact  on  the environment.  The applicants are not aware of any federal  agency that  has  prepared  or  is  preparing  an  environmental  impact statement  with respect to the transactions that are the  subject of this Application/Declaration.

                           SIGNATURES



     Pursuant  to the requirements of the Public Utility  Holding

Company  Act of 1935, as amended, the undersigned companies  have duly  caused  this  Application/Declaration filed  herein  to  be

signed  on  their  behalf  by  the  undersigned  thereunto   duly

authorized.


                              Entergy Corporation
                              Entergy Enterprises, Inc.
                              Entergy Gulf States, Inc.
                              Entergy Operations, Inc.
                              Entergy Services, Inc.


                         By:  /s/ Steven C. McNeal
                              Name: Steven C. McNeal
                              Title:Vice President and Treasurer


Date:     August 8, 2001



_______________________________
1 The Texas Distribution Company is referred to as "Entergy Texas Distribution" or "Entergy Texas Distribution Company" or "TX Distco" in filings with the LPSC and as "EGSI-TX" or "Entergy Texas Distribution" or "Entergy Texas Distribution Company" or "TX-D" or "EGSI-TX(D)" in filings with the PUCT.

2  The Texas Power Company is referred to as "Entergy Texas
   PGC" or "TX PGC" in filings with the LPSC.

3 This definition excludes Entergy Solutions Supply Ltd. which is a power marketer and is described later in this Application/Declaration in subpart D(3)(d) of this Item 1.

4  The Texas Holding Company is referred to as "EGSI-Texas
   Holdco" or "TX Holdco" in filings with the LPSC and as "EGSI-TX HOLDCO" in filings with the PUCT.

5 The Texas Transmission Company is referred to as "ETI" in filings with the LPSC and as "ETI" or "TX-T" or "Transco" in filings with the PUCT.

6  The Retail Holding Company is referred to as "Entergy Texas
   Retail" or "TX Retail" in filings with the LPSC and as "TX-R" in filings with the PUCT.

7 As an intermediate step, some or all of these subsidiary companies may be direct or indirect companies of Entergy Corp.

8 Transfer of generation assets may be the subject of an amendment in this file.

9 The Louisiana Company is referred to as "EGSI-Louisiana" or "EGSI-LA" in filings with the LPSC and as "EGSI-LA" or "EGS-
   Louisiana" in filings with the PUCT.

10 Under certain circumstances, the Texas Holding Company and the Texas Transmission Company may be subsidiaries of the Louisiana Company. As an intermediate step, some or all of the New Companies may be subsidiaries of the Louisiana Company. Some New Companies originally formed in Texas may subsequently be converted into Delaware entities.

11 Entergy Corp. and EEI, directly or indirectly, are authorized by the Commission, among other matters, to create, form, finance and extend credit to, non-utility affiliates in the Entergy System which in turn, together with EEI, may provide services to non-utility affiliates and non-affiliated parties. See, e.g., Entergy Corp. et al., Holding Co. Act Release No. 27039 (June 22, 1999) (the "EEI Order"). Certain of the New Companies have been or will be created pursuant to this authorization or Rule 58 under the Act.

12 See footnote 11.

13 The arrangements described under this subsection (f)
   Generation are to apply only for an interim time period.

14 Transfer of generation assets may be the subject of an amendment in this file.

15 The Texas Distribution Company and the Texas Transmission
   Company request authority to become parties to the Entergy money pool for utility companies ("Utility Money Pool") with limits of $100 million and $100 million, respectively, in aggregate principal amount outstanding at any time and otherwise in accordance with the terms of the order or orders relating to utility subsidiary company participation in the Utility Money Pool authorized in File No. 70-9893 (see also footnote 16).

16 In addition, the Company has existing authorization under its Commission Orders, dated November 27, 1996 and April 2, 2001 (Holding Co. Act Release Nos. 26617 and 27369, respectively) to borrow through November 30, 2001, either through the Utility Money Pool or through its issuance of external short-term debt in the form of commercial paper or drawings under bank lines, up to $340 million in aggregate principal amount. The Company, as well as Entergy Corp., Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Entergy Operations, Inc., Entergy Services, System Energy Resources, Inc. and System Fuels, Inc., filed an application on June 1, 2001 (Holding Co. Act File No. 70-9893) for a Commission order to extend such authority through the period ending November 30, 2006 (collectively, the "Short-term Orders").

17 The  proposed  terms and conditions of  the  Interest  Rate
   Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and SCANA Corporation., et al., Holding Co. Act Release No. 27137 (February 14, 2000).

18 Unless otherwise exempt, the types of securities, including guarantees or assumptions of liability on securities, to be issued by the New Non-Utility Companies between January 1, 2003 and December 31, 2004 would be the same as those authorized in the EEI Order. Under the EEI Order, the New Non-Utility Companies are authorized to extend credit to other Entergy System non-utility companies in the amount of up to $750 million through December 31, 2002. Entergy, the Company and EEI request that this authorization be extended through December 31, 2004.

19 In the event that certain restructuring of the Texas Holding
   Company occurs, Entergy Corp. and the Company request authority through December 31, 2004, for the Texas Holding Company to issue, assume or guaranty up to a maximum of $260 million of securities or other obligations for its general corporate purposes and to meet its working capital requirements, such securities and other obligations to be the same types and on the same terms as the Assumption Parties will issue, assume or guaranty as described above, including but not limited to those securities the Company is currently authorized to issue pursuant to the December 2000 Order, Interest Rate Hedges, Anticipatory Hedges and guarantees. Under such circumstances, the Texas Holding Company will maintain, on a consolidated basis, through December 31, 2004, a capital structure comprised of no less than 30% common equity.

20 See Allegheny Energy, Inc., et. al., Holding Co. Act Release
   No. 27101 (November 12, 1999) ("Allegheny") and Conectiv,
   Holding Co. Act. No. 27192 (June 29, 2000) ("Conectiv").